TSX: ERO
NYSE: ERO

May 9, 2022

Ero Copper reports first quarter 2022 operating and financial results

(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its operating and financial results for the three months ended March 31, 2022. Management will host a conference call tomorrow, Tuesday, May 10, 2022, at 11:30 a.m. Eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.

HIGHLIGHTS

•Copper production of 9,784 tonnes at C1 cash costs(*) of $1.31 per pound of copper produced;
•Gold production of 8,796 ounces at C1 cash costs(*) and All-in Sustaining Costs ("AISC")(*) of $638 and $1,092, respectively, per ounce of gold produced;
•Strong net income attributable to the owners of the Company of $52.1 million ($0.57 per share on a diluted basis), adjusted net income attributable to owners of the Company(*) of $33.0 million ($0.36 per share on a diluted basis), and adjusted EBITDA(*) of $62.4 million;
•Quarterly cash flows from operations of $44.0 million offset capital expenditures related to advancing the Company's key growth projects. Combined with net proceeds of approximately $392.0 million from the Company's issuance of $400 million of senior unsecured notes due 2030, less the repayment of approximately $50 million in outstanding borrowings under the Company's senior secured revolving credit facility, available liquidity at the end of the period was a record $540.5 million;
•Reaffirming 2022 production, operating cost and capital expenditure guidance:
◦Full-year copper production currently expected to be at the high-end of the guidance range;
◦Based upon the impact of inflation and exchange rate volatility in the first quarter, the Company is currently guiding to the higher end of its 2022 operating cost ranges; and,
◦Capital projects remain on schedule and on budget.
•Advanced the Company's organic growth strategy through the execution of several critical milestones during the period including:
◦Bolstered balance sheet with the issuance of $400 million senior unsecured notes offering;
◦Received approval from the Company's Board of Directors to construct Boa Esperança and subsequently executed the critical-path power transmission line contract; and,
◦Secured several long-lead items related to the new external shaft and mill expansion at the MCSA Mining Complex.

1	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
“Our vision of high-return organic growth took several critical steps forward during the first quarter," said David Strang, Chief Executive Officer. "Following the announcement of our strategy to double copper production by 2025, we successfully bolstered our liquidity position to support the execution of these growth plans and received Board approval to construct the Boa Esperança Project. During the period, we made significant progress at the MCSA Mining Complex on our Pilar 3.0 initiative, which included securing key long-lead items such as the third ball mill and shaft winder, advancing shaft construction and new surface installations, and completing the installation of our Cooling Project. Successful execution of these initiatives is expected to allow us to increase mining and processing capacity to accommodate significantly higher planned throughput in the years ahead.

"Despite these significant positive developments, the first quarter was not without challenges. In addition to an underlying strengthening of the Brazilian Real during the first quarter, our operating costs faced the same inflationary headwinds experienced globally across all industries. While many of the challenges related to costs are externally driven, we are focused on continuing to improve our operating efficiencies through existing programs and by investing in new technologies applicable across all areas of our business. At the same time, we are taking a cautious approach and currently guiding to the higher end of our full-year operating cost guidance ranges.

"Highlighting our pursuit of continuous improvement, we commenced an engineering initiative last year, known as Project Honeypot, that is already delivering significant near-term value for our operations. Through this initiative our engineering teams, supported by our geology and exploration group, have developed a comprehensive program to identify and recover high-grade stopes at the Pilar Mine that were left behind by previous operators decades ago. While the addition of Project Honeypot stopes to the mine plan are expected to be gradual, we anticipate a positive impact on mined copper grades commencing in the second quarter of 2022. These contributions are expected to drive higher copper production through the remainder of the year and, as a result, we are currently guiding to the high-end of our full-year production guidance range."

*Earnings before interest, taxes, depreciation and amortization (“EBITDA”), Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, C1 cash cost per pound of copper produced, C1 cash cost per ounce of gold produced and All-in Sustaining Costs (“AISC”) per ounce of gold produced are non-IFRS measures – see the Notes section of this press release for additional information. C1 cash cost per pound of copper produced are net of by-product credits from metal produced at the MCSA Mining Complex. AISC per ounce of gold produced are net of by-product credits from metal produced at the NX Gold Mine.

2	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
FIRST QUARTER REVIEW

•Mining & Milling Operations
◦The MCSA Mining Complex processed 596,230 tonnes of ore grading 1.78% copper, producing 9,784 tonnes of copper in concentrate during the quarter after metallurgical recoveries of 92.2%.
◦The NX Gold Mine processed 49,990 tonnes grading 5.93 grams per tonne, producing 8,796 ounces of gold after metallurgical recoveries of 92.3% and 6,042 ounces of silver as a by-product.

•Organic Growth Projects
◦At the MCSA Mining Complex, construction of the new external shaft in support of the "Pilar 3.0" initiative continued to progress during the quarter while efforts on ancillary related projects delivered important milestones. Together, the existing and new shaft currently under construction are expected to increase total hoisting capacity of the Pilar Mine to approximately 5.7 million tonnes per annum, an increase of over 60% compared to current hoisting capacity of 3.5 million tonnes per annum, offering flexibility for future mine expansions.
–Construction of the new external shaft continues to progress on schedule and on budget with excavation for the head-frame and two winder foundations completed during the first quarter.
–Expansion of the Caraíba Mill to 4.2 million tonnes per annum is underway with a third ball mill ordered during the period for which commissioning is expected in Q2 2023.
–Significant progress has been made in defining opportunities in the upper levels of the Pilar Mine that have the potential to add near-term value through an initiative known as "Project Honeypot". This engineering initiative is focused on recovering high-grade stopes, ribs and sill pillars left behind by previous operators during the late 1990s due to the under-capitalized nature of operations at the time. The first Project Honeypot stope (RC03) is approximately 130,000 tonnes grading approximately 4.00% copper and is expected to commence mining in Q2 2022.
–The second and final phase of the Cooling Project was completed subsequent to quarter-end at the Pilar Mine with hand-over to operations occurring at the end of April 2022. The Cooling Project is expected to support expansions at depth and has the potential to drive meaningful operating efficiencies.

◦Important advances on key workstreams at Boa Esperança included:
–Execution of the critical-path power transmission line contract;
–Mobilization of the first earth works package, including new access road construction and road upgrades;
–Completion of Gap Zone and condemnation drilling; and,
–Market tendering for key contracts completed subsequent to quarter-end. Contractor and supplier selections remain ongoing.

3	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING AND FINANCIAL HIGHLIGHTS

	3 months ended Mar. 31, 2022	3 months ended Dec. 31, 2021	3 months ended Mar. 31, 2021
Operating Highlights
Copper (MCSA Operations)
Ore Processed (tonnes)	596,230	646,319	597,594
Grade (% Cu)	1.78	2.01	2.30
Cu Production (tonnes)	9,784	11,918	12,638
Cu Production (000 lbs)	21,570	26,275	27,863
Cu Sold in Concentrate (tonnes)	10,045	12,393	12,469
Cu Sold in Concentrate (000 lbs)	22,145	27,321	27,488
C1 cash cost of Cu produced (per lb)(1)	$1.31	$0.96	$0.49
Gold (NX Gold Operations)
Au Production (oz)	8,796	8,544	9,451
C1 cash cost of Au Produced (per oz)(1)	$638	$582	$487
AISC of Au produced (per oz)(1)	$1,092	$910	$643

Financial Highlights ($ in millions, except per share amounts)
Revenues	$108.9	$134.9	$122.5
Gross profit	61.0	84.4	82.8
EBITDA(1)	78.1	80.7	55.2
Adjusted EBITDA(1)	62.4	86.8	86.7
Cash flow from operations	44.0	66.7	62.1
Net income	52.5	60.2	32.1
Net income attributable to owners of the Company	52.1	59.8	31.7
Per share (basic)	0.58	0.67	0.36
Per share (diluted)	0.57	0.65	0.34
Adjusted net income attributable to owners of the Company(1)	33.0	59.7	56.3
Per share (basic)	0.37	0.67	0.64
Per share (diluted)	0.36	0.65	0.61
Cash, cash equivalents, and short-term investments	465.5	130.1	84.6
Working capital(1)	443.7	86.0	63.5
Net debt(1)	(54.4)	(70.9)	74.5

(1) EBITDA, Adjusted EBITDA, Adjusted net income (loss) attributable to owners of the Company, Adjusted net income (loss) per share attributable to owners of the Company, Net Debt, Working Capital, C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce) and AISC of gold produced (per ounce) are non-IFRS measures – see the Notes section of this press release for a discussion on non-IFRS Measures.

4	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ADJUSTED EBITDA & NET INCOME (LOSS) RECONCILIATION

($ in thousands)	3 months ended Mar. 31, 2022

Adjusted EBITDA	$62,377
Adjustments:
Unrealized foreign exchange gain on USD denominated balances in MCSA	11,279
Unrealized foreign exchange gain on derivative contracts	24,714
Realized foreign exchange loss on derivative contracts	(4,567)
Share based compensation and other	(14,707)
Incremental costs in response to COVID-19 pandemic	(1,004)
EBITDA	$78,092

Adjusted net income attributable to owners of the Company	$32,951
Adjustments for non-cash items (attributable to owners of the Company):
Unrealized foreign exchange gain on USD denominated debt in MCSA	1,337
Unrealized foreign exchange gain on derivative contracts, net of tax	24,615
Share based compensation	(1,990)
Incremental costs in response to COVID-19 pandemic	(998)
Reported net income attributable to owners of the Company	$55,915

2022 GUIDANCE(*)

The Company is reaffirming its full-year production, cost and capital expenditure guidance as detailed in the tables below. At the MCSA Mining Complex, the Company is guiding to the high-end of its full-year copper production guidance range. Increased copper production is expected to result from higher mining rates at the Pilar Mine relative to the first quarter as well as improved grades due to planned stope sequencing and mining of an initial stope within the Project Honeypot zone. Higher mined and processed volumes from the Surubim Mine are also expected to contribute to higher copper production volumes through the balance of the year.

Unit operating costs during the first quarter were affected by inflation in the cost of key consumables and impacted by the strengthening of the BRL versus the US dollar. While unit costs are expected to benefit through the remainder of the year from higher copper and gold production, based upon the influence of first quarter operating costs, the Company is currently guiding to the higher end of its full-year operating cost guidance ranges.

5	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2022 PRODUCTION AND COST GUIDANCE(*)

The Company's cost guidance for 2022 assumes a USD:BRL foreign exchange rate of 5.30, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce.

MCSA Mining Complex
Copper Production (tonnes)	43,000 - 46,000
C1 Cash Cost Guidance (US$/lb)(1)	$1.05 - $1.15

NX Gold Mine
Gold Production (ounces)	39,000 - 42,000
C1 Cash Cost Guidance (US$/oz)(1)	$500 - $600
All-in Sustaining Cost (AISC) Guidance (US$/oz)(1)	$925 - $1,025

(1) C1 Cash Costs and AISC are a non-IFRS measure - see the Notes section of this press release for additional information.

2022 CAPITAL EXPENDITURE GUIDANCE(*)

The Company's capital expenditure guidance for 2022 assumes a USD:BRL foreign exchange rate of 5.30 and has been presented below in USD millions.

MCSA Mining Complex
Growth	$125 - $140
Sustaining	$80 - $90
Exploration	$25 - $30
Total, MCSA Mining Complex	$230 - $260

Boa Esperança Project
Growth	$70 - $80
Sustaining	$0
Exploration	$5 - $6
Total, Boa Esperança Project	$75 - $86

NX Gold Mine
Growth	$0 - $1
Sustaining	$16 - $18
Exploration	$9 - $10
Total, NX Gold Mine	$25 - $29

Company Total
Growth	$195 - $221
Sustaining	$96 - $108
Exploration	$39 - $46
Total, Company	$330 - $375

(*) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR and EDGAR filings, including the Company's most recent Annual Information Form, for complete risk factors.

6	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Tuesday, May 10, 2022 at 11:30 am Eastern time (8:30 am Pacific time) to discuss these results.

Date:	Tuesday, May 10, 2022
Time:	11:30 am Eastern time (8:30 am Pacific time)
Dial in:	North America: 1-800-319-4610, International: +1-604-638-5340 please dial in 5-10 minutes prior and ask to join the call

Replay:	North America: 1-800-319-6413, International: +1-604-638-9010
Replay Passcode:	8813

NOTES

Non-IFRS measures

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), realized gold price (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

C1 cash cost of copper produced (per lb.)

C1 cash cost of copper produced (per lb) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its copper mining segment and is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs includes total cost of production, transportation, treatment and refining charges, and certain tax credits relating to sales invoiced to the Company's Brazilian customer on sales, net of by-product credits and incentive payments. C1 cash cost of copper produced per pound is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

C1 cash cost of gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. C1 cash cost of gold produced per ounce is widely reported in the mining industry as benchmarks for

7	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

All-in Sustaining Cost of gold produced (per ounce)

All-in sustaining cost of gold produced (per ounce) is an extension of C1 cash cost of gold produced (per ounce) discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. AISC of gold produced (per ounce) is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. AISC of gold produced (per ounce) is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA under its revolving credit facility for covenant calculation purposes.
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.
Net (Cash) Debt

Net (cash) debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net (cash) debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s condensed consolidated interim financial statements.

8	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Working capital and Available liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s condensed consolidated interim financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available.

ABOUT ERO COPPER CORP

Ero Copper Corp is a high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, where the Company currently mines copper from the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).

9	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

ERO COPPER CORP.

/s/ David Strang	For further information contact:
David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking statements include, without limitation, statements with respect to the Company's guidance and/or outlook on future production, costs and capital expenditures; development plans, costs, timelines, ability to finance and/or approvals for, as well as benefits, production and/or performance expected by, growth projects including development of the Deepening Extension Zone, construction of the new external shaft, and expansion of mill processing capacity, and construction of the Boa Esperança mine; the Company’s expectations, strategies, and plans for the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property, including, but not limited to, the Company’s planned exploration, development and production activities; the expected impact of Project Honeypot on future mine plans and production; and the significance and timing of any particular exploration program or result and the Company’s expectations for current and future exploration plans.

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this press release including, without limitation, assumptions about: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, NX Gold Property and the Boa Esperança Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force conditions to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the Company's most recent Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed in this press release have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

10	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada